KIRKPATRICK & LOCKHART LLO
                        1800 Massachusetts Avenue, N.W.
                                   2nd Floor
                             Washington, D.C. 20036


                            Telephone 202) 778-9000
                            Facsimile (202) 778-9100



                               September 16, 1997



The Potomac Funds
550 Mamaroneck Avenue
Harrison, NY  10528

Ladies and Gentlemen:

      You have requested our opinion as to certain matters regarding the issuance by the Potomac Funds (the "Trust") of shares of beneficial interest (the "Shares") of the Potomac U.S. Government Money Market Fund, the Potomac Japan/Long Fund, the Potomac Japan/Short Fund, the Potomac U.S. Plus Fund, the Potomac U.S./Short Fund, the Potomac OTC Plus Fund and the Potomac OTC/Short Fund, each a series of the Trust ("Series"). The Trust is about to file a Registration Statement on Form N-1A (the "Form N-1A") for the purpose of registering the Shares to be issued under the Securities Act of 1933, as amended ("1933 Act").

      We have examined originals or copies believed by us to be genuine of the Trust's Declaration of Trust and By-Laws and such other documents relating to the authorization and issuance of the Shares as we have deemed relevant. Based upon that examination, we are of the opinion that the Shares being registered by the Form N-1A may be issued in accordance with the Trust's Declaration of Trust and By-Laws, subject to compliance with the 1933 Act, the Investment Company Act of 1940, as amended, and applicable state laws regulating the distribution of securities, and when so issued, those Shares will be legally issued, fully paid and non-assessable.

      The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, Trust shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust or a Series. The Declaration of Trust states that the creditors of, contractors with, and claimants against, the Trust or a Series shall look only to the assets of the Trust or such Series for payment. It also requires that notice of such disclaimer be given in each note, bond, contract or other undertaking issued by or on behalf of the Trust or the Trustees relating to the Trust. The Declaration of Trust further provides: (i) for indemnification from the assets of the applicable Series for all losses and expenses of any shareholder held personally liable for the obligations of the Series solely by virtue of ownership of Shares of a Series; and (ii) for a Series to assume the defense of any claim against the shareholder for any act or obligation of the Series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust or a Series would be unable to meet its obligations.


                                             Sincerely yours,

                                             KIRKPATRICK & LOCKHART LLP



                                             By: /s/ Robert J. Zutz
                                                 --------------------------
                                                  Robert J. Zutz